Exhibit 99.2 4 October 2019 Dear Optionholder, Non-Renounceable Rights Issue Offer Genetic Technologies Limited ACN 009 212 328 (ASX: GTG) ("Genetic Technologies" or "the Company") is undertaking a non-renounceable pro-rata rights offer to the Company's shareholders (the 2019 Rights Issue Offer). The 2019 Rights Issue Offer is open to all eligible shareholders of the Company who are on the share register as at 5.00pm AEDT on Wednesday, 9 October 2019 (the Record Date) and who have a registered address in Australia or New Zealand. Under the terms of the 2019 Rights Issue Offer, each eligible shareholder will have the right to subscribe for New Shares in the Company on the basis of 1 ordinary share in the capital of the Company (Share) for every 2 Shares held as at the Record Date at a price of $0.004 per new share (Rights Issue Offer). You are the holder of unlisted options to purchase Shares in the Company. The 2019 Rights Issue Offer is only available to holders of issued Shares in the Company, and not with respect to Shares that underly any options that have not been exercised. The purpose of this letter is to advise you that you are not entitled to participate in the 2019 Rights Issue Offer (with respect to any Shares that underly your options) without first exercising some or all of your options. The exercise of your options needs to be completed before the Record Date. If you decide to exercise some or all of your options before the Record Date, the Shares that issue upon that exercise of those options will be included in your shareholding as at the Record Date. Your aggregate holding of Shares at the Record Date determines the extent of your entitlement to participate in the 2019 Rights Issue Offer. The anticipated timetable for the 2019 Rights Issue Offer is as set out below. The timetable is indicative only and subject to change. Subject to the Corporations Act 2001 and the ASX Listing Rules, the Directors reserve the right to vary these dates, including the Closing Date. The Directors also reserve the right not to proceed with the 2019 Rights Issue Offer (or any part of it) at any time prior to allotment. In that event, any application money received will be returned without interest. Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328+61 3 8412 7000

 The particulars of the 2019 Rights Issue Offer are contained in the announcement made on 4 October 2019. The Offer Document is expected to be available on the ASX website (www.asx.com.au) and lodged with ASX on 11 October 2019. The Offer Document and the Entitlement and Acceptance Form are expected to be sent to all Eligible Shareholders on the same day, 11 October 2019. Please ensure you read the Offer Document in its entirety and refer to the Company’s ASX announcements before considering whether to participate in the Offer. If in any doubt you should consult your professional advisor. For further information on your Entitlement please contact the Company’s share registry, Computershare, on +61 (0)3 9415 4000 or 1300 850 505 (within Australia). Yours faithfully Justyn Stedwell Company Secretary On behalf of the Board of Directors Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328 +61 3 8412 7000

 Indicative Timetable The proposed timetable and important dates of the Rights Offer are set out below*. *The Directors may extend the Offer Closing Date by giving at least 3 Business Days’ notice to ASX prior to the Offer Closing Date. As such, the date the Securities are expected to commence trading on ASX may vary. The Directors also reserve the right not to proceed with the Offer (or any part of it) at any time prior to allotment. In that event, any application money received will be returned without interest. Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328+61 3 8412 7000 Announce Rights Offer and lodge Appendix 3B with ASX Friday, 4 October 2019 Notice sent to optionholders Friday, 4 October 2019 Notice sent to securityholders Monday, 7 October 2019 “Ex” date Tuesday, 8 October 2019 Record Date for determining Entitlements Wednesday, 9 October 2019 Rights Issue Offer Document and personalised Entitlement and Acceptance Forms dispatched to Eligible Shareholders Friday, 11 October 2019 Last day to extend Offer Closing Date* Thursday, 17 October 2019 Offer Closing Date* Tuesday, 22 October 2019 Shares quoted on a deferred settlement basis* Wednesday, 23 October 2019 ASX notified of under subscriptions* Friday, 25 October 2019 Issue date of Securities and dispatch of holding statements* Friday, 25 October 2019 Quotation of Securities issued under the Rights Offer Monday, 28 October 2019